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MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

        THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY AND ON BEHALF OF THE MANAGEMENT OF BIOVAIL CORPORATION (THE "COMPANY") FOR USE AT THE ANNUAL AND SPECIAL MEETING OF HOLDERS OF THE COMPANY'S COMMON SHARES (THE "SHAREHOLDERS") TO BE HELD AT 10:00 A.M. (TORONTO TIME), AT THE FAIRMONT ROYAL YORK, ALBERTA ROOM (MAIN MEZZANINE) 100 FRONT STREET WEST, TORONTO, ONTARIO, CANADA, ON TUESDAY, JUNE 25, 2002, AND AT ANY AND ALL ADJOURNMENTS THEREOF (THE "MEETING"). It is expected that the solicitation will be primarily by mail, possibly supplemented by telephone or other personal contact by regular employees of the Company. None of these individuals will receive extra compensation for such efforts. The Company may also pay brokers, investment dealers or nominees holding common shares in their names or in the names of their principals for their reasonable expenses in sending solicitation material to their principals. The cost of the solicitation will be borne by the Company.

        No person is authorized to give any information or to make any representations other than those contained in this Management Information Circular and, if given or made, such information must not be relied upon as having been authorized.

        Except as otherwise indicated, information contained herein is given as at April 30, 2002 and except as otherwise indicated, all dollar amounts are expressed in U.S. dollars.

Appointment of Proxy

        A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY) TO ATTEND, ACT AND VOTE FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OR ANY ADJOURNMENT(S) THEREOF, OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY, BY INSERTING SUCH PERSON'S NAME IN THE SPACE PROVIDED IN THE FORM OF PROXY AND BY DELETING THE NAMES THEREIN.

        All common shares of the Company (hereinafter referred to as "common shares" or "shares") represented by properly executed proxies in favour of management's representatives, will be voted or withheld from voting, or voted for or voted against any matter, in accordance with the instructions of the Shareholder on any ballot that may be called for at the Meeting. If a choice is specified in respect of any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, THE SHARES WILL BE VOTED FOR SUCH MATTER, ALL AS MORE PARTICULARLY DESCRIBED IN THIS MANAGEMENT INFORMATION CIRCULAR.

        THE ENCLOSED FORM OF PROXY, WHEN PROPERLY EXECUTED, CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO ALL AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING.

        The enclosed form of proxy must be dated and signed in writing or by electronic signature by the Shareholder or his/her attorney who is authorized by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized. If the form of proxy is executed by an attorney, the authority of the attorney to act must accompany the form of proxy. The form of proxy must be received by the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business on the business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting.

Revocation of Proxies

        Pursuant to Section 110(4) of the Business Corporations Act, (Ontario) (the "OBCA"), any Shareholder giving a proxy may revoke a proxy (a) by depositing an instrument in writing executed by the Shareholder or by his/her attorney who is authorized, by a document that is signed in writing or by electronic signature, or if the Shareholder is a company, by an officer or attorney thereof duly authorized; (b) by transmitting, by facsimile or electronic means a revocation that is signed by electronic signature; and in the case of (a) or (b) such revocation is deposited with the Company, at 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, or with the Company's Registrar and Transfer Agent, CIBC Mellon Trust Company, Proxy Department, 200 Queen's Quay East, Unit 6, Toronto, Ontario M5A 4K9 (facsimile (416) 368-2502) on or before the close of business of the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time of voting; or (c) by any other manner permitted by law.

        All matters to be submitted to the Shareholders at the Meeting, unless otherwise stated herein, require a favourable majority of the votes cast by the holders of common shares of the Company at the Meeting for approval.

Interest of Certain Persons in Matters to be Acted Upon

        Except as set out herein and except insofar as they may be Shareholders, no director or officer of the Company or any proposed nominee of management of the Company for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting.

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

        The holders of common shares of the Company will be entitled to vote at the Meeting on all matters. Pursuant to Section 100(2) of the OBCA, each Shareholder at the close of business on May 14, 2002 (the "Record Date") is entitled to one (1) vote for each such share held, except to the extent that such shares may have been transferred after the Record Date and the transferee produces properly endorsed share certificates or otherwise establishes that he/she owns the shares and demands, not later than ten (10) days before the Meeting, that the Company's Transfer Agent, CIBC Mellon Trust Company at 320 Bay Street, P.O. Box 1, Toronto, Ontario, M5H 4A6, include his/her name on the list of Shareholders. As at April 30, 2002, 150,050,289 common shares of the Company were issued and outstanding.

        To the knowledge of the directors and senior officers of the Company, at April 30, 2002, the following was the only person who beneficially owned, directly or indirectly, or exercised control or direction over common shares of the Company carrying more than ten percent of the voting rights attached to all common shares of the Company:

Name of Shareholder	Approximate Number of Common Shares Beneficially Owned, Directly or Indirectly, or over which Control or Direction is Exercised	Percentage of Outstanding Common Shares Represented

Eugene N. Melnyk	25,097,816	16.7%

PARTICULARS OF ITEMS TO BE ACTED UPON

1.    Election Of Directors

        The articles of the Company currently provide that the Board of Directors shall consist of a minimum of three (3) and a maximum of twenty (20). The number of directors proposed to be elected at the meeting is seven (7), all of whom are nominated and listed below. Each of the proposed nominees has held the principal occupation referred to in the table below for the preceding 5 years.

        UNLESS A PROXY SPECIFIES THAT THE SHARES IT REPRESENTS ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS, THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE FOLLOWING NOMINEES, ALL OF WHOM, WITH THE EXCEPTION OF MESSRS. PAUL AND PLENER, ARE NOW DIRECTORS AND HAVE BEEN SINCE THE DATES INDICATED.

        Management does not contemplate that any nominee will be unable to serve as a director, but, if such an event should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion, unless authority to vote the proxy for the election of directors has been withheld. Each director elected will hold office until the next annual meeting of Shareholders or until his successor is duly elected, unless the office is earlier vacated in accordance with the by-laws of the Company.

        The Company does not have an Executive Committee of its Board of Directors, but is required pursuant to Section 158(1) of the OBCA to have, and does have, an Audit Committee which is comprised of Messrs. Wilfred G. Bristow, Roger Rowan and Paul Haddy.

        The following table and notes thereto state the names of all persons proposed to be nominated by management for election as a director, all offices with the Company currently held by them, their principal occupation or employment, the year in which they first became a director of the Company and the approximate number of common shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as at April 30, 2002:

NAME, ADDRESS	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; POSITION WITH COMPANY	YEAR FIRST BECAME A DIRECTOR	NUMBER OF COMMON SHARES BENEFICIALLY OWNED, DIRECTLY OR INDIRECTLY, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED(1)(2)

Eugene N. Melnyk(3) Barbados, WI	Chairman of the Board of Directors of the Company	1994	25,097,816

Rolf K. Reininghaus Mississauga, Ontario	Senior Vice President, Corporate and Strategic Development, of the Company	1994	690,156

Wilfred G. Bristow(4)(5) Campbellville, Ontario	Vice-President, Nesbitt Burns Inc. (investment banking firm)	1994	9,064

Roger D. Rowan(4) Toronto, Ontario	President and Chief Operating Officer, Watt Carmichael Inc. (investment banking firm)	1997	1,217,953

Paul W. Haddy(4) Barbados, WI	Chairman and Chief Executive Officer, London Life Bank and Trust Company	2000	—

Laurence Paul, MD Venice, CA USA	Managing Director, Laurel Crown Ventures (equity investment firm); Prior to 2001, Managing Director, Credit Suisse First Boston (investment banking firm)	—	8,000

Sheldon Plener Toronto, Ontario	Senior Partner, Cassels, Brock & Blackwell LLP (law firm)	—	200

Notes:

(1)
Information with respect to the number of common shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of the Company, has been provided by the respective nominees.
(2)
Those of the above-noted nominees who are currently directors hold options to purchase common shares of the Company as of April 30, 2002 as follows: Eugene N. Melnyk — 3,067,600; Rolf Reininghaus — 331,600; Wilfred Bristow — 30,000; Roger Rowan — 90,000; Paul Haddy — 30,000; which common shares are not included in the above table.
(3)
See "Common Shares and Principal Holders Thereof".
(4)
Member of the Audit Committee.
(5)
Mr. Bristow holds 7,500 warrants to purchase 30,000 common shares of the Company.

2.    Appointment of Auditors

        The persons named in the form of proxy which accompanies this Management Information Circular intend to vote for the reappointment of Ernst & Young LLP, Chartered Accountants, as the auditors of the Company, to hold office until its successor is appointed and to authorize the directors of the Company to fix the remuneration of the auditors, unless the Shareholder has specified in the form of proxy that the shares represented by such form of proxy are to be withheld from voting in respect thereof. Ernst & Young LLP, Chartered Accountants, have been the auditors of the Company since July 22, 1999.

        The Audit Committee of the Board of Directors and the directors of the Company recommend that Ernst & Young LLP, Chartered Accountants, be reappointed as the auditors of the Company.

        The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for 2001, and fees billed for other services rendered by Ernst & Young LLP during the year ended 2001.

Audit fees, excluding other audit related service fees	$421,000

All other fees
Audit related services(1)	$1,026,000
Tax related services	307,000
Other non-audit services	34,000

$1,367,000

Note:

(1)
Audit related services generally include fees for pension and statutory audits and business acquisitions and fees related to the preparation of prospectuses and registration statements.

        The Audit Committee believes that the foregoing expenditures are compatible with maintaining the independence of the Company's principal accountant.

3.    Stock Split

        At the Meeting, the Shareholders of the Company will be asked to pass, with or without variation, a special resolution in the form attached as Schedule "A" (the "Stock Split Resolution") authorizing the Company to file, should the Board of Directors so determine, articles of amendment (the "Articles of Amendment") to provide for the division of the Company's common shares, at the discretion of the Board of Directors, on a two-for-one, three-for-one or a three-for-two basis (the "Stock Split").

Effect of Stock Split

        The Stock Split Resolution, attached as Schedule "A" hereto, if passed by the Shareholder and implemented by the Board of Directors by the filing of Articles of Amendment, will result in each common share of the Company being divided into one and one half, two or three common shares, as determined by the Board of Directors, in its discretion.

Purpose of Stock Split and Board of Directors' Recommendation

        The Board of Directors of the Company wish to provide for flexibility to implement the Stock Split to enhance the marketability of the common shares and make the common shares more accessible to a wider range of investors. Accordingly, the Board of Directors recommends that Shareholders vote in favour of the Stock Split Resolution.

Stock Split Resolution

        The Shareholders of the Company will be asked to pass the Stock Split Resolution set out in Schedule "A". The Stock Split Resolution is a special resolution. As such, the affirmative vote of not less than two-thirds of the votes cast at the Meeting are required in order for it to be considered approved by the Shareholders.

        THE PROXYHOLDERS NAMED IN THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR THE STOCK SPLIT RESOLUTION.

No Right of Dissent

        Shareholders voting against the Stock Split Resolution are not entitled to exercise any statutory rights of dissent or similar appraisal remedies that would require the Company to repurchase their common shares if the Stock Split Resolution is approved by Shareholders and implemented by the Company.

Implementation of the Stock Split

        The Stock Split Resolution, if approved, will authorize the Board of Directors, in its sole discretion, to implement one of the division ratios, but in no case shall the Stock Split be implemented after the date which is the earlier of 12 months from the passing of the special resolution and the next annual meeting of Shareholders of the Company.

        Notwithstanding that the Stock Split Resolution has been duly passed by the Shareholders of the Company, the Board of Directors may, in its discretion, decide not to implement the Stock Split and therefore not to file the Articles of Amendment. The implementation of the Stock Split may also be subject to the prior approval of The Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE"), and the making of any other applicable corporate and regulatory filings.

        Upon a decision being made by the Board of Directors to file the Articles of Amendment and implement the Stock Split, a record date for the Stock Split (the "Stock Split Record Date") will be set by the Board of Directors and specified in the Articles of Amendment, and holders of record of common shares as at the close of business on the Stock Split Record Date will be entitled to receive a further certificate representing one half, one or two common shares, as determined in the Certificate of Amendment, for every common share held at the close of business on the Stock Split Record Date. The Board of Directors of the Company may, in its discretion and subject to the rules and policies of the TSX and the NYSE accelerate or delay such Stock Split Record Date to an earlier or later date.

        Issued share certificates should be retained by the holders thereof and should not be sent to the Company or its transfer agent.

4.    Miscellaneous

        The management of the Company knows of no amendments, variations or other matters which are likely to be brought before the Meeting. HOWEVER, IF ANY AMENDMENTS, VARIATIONS, OR OTHER MATTERS OF WHICH THE MANAGEMENT IS NOT NOW AWARE ARE PROPERLY PRESENTED TO THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SAID PROXIES IN ACCORDANCE WITH THEIR JUDGMENT ON SUCH MATTERS.

EXECUTIVE COMPENSATION

        The following table sets forth the compensation information for each of the last three fiscal years for the Chief Executive Officer and the four other most highly compensated executive officers of the Company who served as executive officers at the end of 2001 ("Named Executive Officers"). This information includes the U.S. dollar value of base salaries, performance bonus awards, long-term incentive compensation payments, and certain other compensation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation
					Awards
							Payments
				Other Annual Compen- sation(1) (U.S.$)		Restricted Shares or Restricted Share Units (U.S.$)
Name and Principal Position	Year	Salary (U.S.$)	Bonus (U.S.$)		Securities Under Options Granted(2) (#)		LTIP Payouts (U.S.$)(3)	All Other Compen- sation(1) (U.S.$)

Eugene N. Melnyk	2001	552,644	—	—	—	—	78,570,000	—
Chairman of the Board and Chief	2000	502,404	125,000	—	901,300	—	26,500,804	—
Executive Officer	1999	456,731	—	—	240,520	—	—	—

Bruce D. Brydon(4)(6)	2001	70,784	—	—	10,000	—	—	—
Director	2000	275,763	241,193	—	—	—	4,200,228	—
	1999	259,273	—	—	—	—	3,259,500	—

William S. Poole(5)	2001	377,353			45,000	—	—	52,443
President, North American	2000	—	—	—	—	—	—	—
Pharmaceuticals	1999	—	—	—	—	—	—	—

Kenneth C. Cancellara(6)	2001	237,122	41,654	—	—	—	1,034,331	—
Senior Vice President, General Counsel	2000	200,079	—	—	45,300	—	2,799,684	—
and Corporate Secretary	1999	207,870	—	—	241,200	—	564,263	—

Brian H. Crombie(6)(7)	2001	208,819	35,495	—	15,000	—	—	—
Senior Vice President and Chief	2000	130,812	33,345	—	120,000	—	—	—
Financial Officer	1999	—	—	—	—	—	—	—

Rolf K. Reininghaus(6)	2001	143,604	91,185	—	—	—	—	—
Senior Vice President	2000	152,548	120,317	—	33,300	—	8,245,858	—
	1999	158,495	34,601	—	248,400	—	—	—

Notes:

(1)
Perquisites and other personal benefits for Named Executive Officers did not exceed the minimum threshold disclosure level in 2001. The "other" compensation paid to Mr. Poole related to relocation expenses.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

(3)
Relates to the value of options exercised pursuant to the Stock Option Plan.

(4)
Effective December 22, 2001, Mr. Bruce Brydon ceased to be co-CEO of the Company and Mr. Eugene Melnyk assumed the title and function of CEO, as well as continuing with his title and role of Chairman of the Board. Mr. Brydon continues to be the Executive Director of Biovail Ventures, a division of the Company, and a member of the Board of Directors of the Company and its Executive Committee.

(5)
Mr. Poole joined the Company on January 15, 2001.

(6)
The amount of compensation paid to the Named Executive Officers was determined and paid by the Company. Other than in respect of Mr. Melnyk, and Mr. Poole these amounts were paid in Canadian dollars and, for the purposes of this table, converted to U.S. dollars at the respective year end rates of exchange as follows: 2001 — .6278; 2000 — .6669; and 1999 — .6929.

(7)
Mr. Crombie joined the Company on May 1, 2000.

Stock Option Plan

        Under the Company's Stock Option Plan, as amended, (the "Plan") established in 1993 and approved by the Shareholders at the Special Meeting held on March 28, 1994, the Company may grant to directors, officers, key employees, consultants and advisors, options to purchase common shares of the Company. The purpose of the Plan is to provide incentives to certain of the Company's directors, officers, key employees, consultants and advisors. The aggregate number of shares reserved for issuance under the Plan, taking into consideration the 2 for 1 stock splits completed in December 1999 and October 2000, shall not exceed 28,000,000 common shares.

The number of shares reserved for issuance to any one person under the Plan together with shares which that person may acquire under any similar plan of the Company may not exceed 5% of the total issued and outstanding common shares. Under the Plan, the Company designates the maximum number of shares that are subject to an option. The exercise price per share of an option is the closing market price at which the shares are traded on the NYSE on the day prior to the date the option is granted, or if not so traded, the average between the closing bid and ask prices thereof as reported for that day.

        As at April 30, 2002, the Company has granted an aggregate of 7,057,151 options which are outstanding at exercise prices ranging from $0.81 to $45.00 per share. The options are exercisable on various dates up to September 2, 2008.

        The following tables provide information on those options granted and exercised during 2001 and held at the end of 2001 by the Named Executive Officers.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Securities Under Options Granted #(1)	% of Total Options Granted to Employees in Period	Exercise Price (U.S. $/Security)	Market Value of Securities Underlying Options on the Date of Grant (U.S.$/Security)	Expiration Date

Eugene N. Melnyk	—	—	—	—	—

Bruce D. Brydon(2)	10,000	3.1%	45.00	42.95	June 25, 2008

William S. Poole(3)	45,000	14.4%	40.00	39.22	January 15, 2008

Kenneth C. Cancellara	—	—	—	—	—

Brian H. Crombie(4)	15,000	4.8%	38.01	38.01	May 30, 2008

Rolf K. Reininghaus	—	—	—	—	—

Notes:

(1)
The options were granted under the Company's Stock Option Plan, as amended, established in 1993. All options are for the purchase of common shares of the Company and are for a term of 7 years.

(2)
The options become exercisable as of June 25, 2002.

(3)
The options become exercisable as to a maximum of 25% on January 15, 2002, 2003, 2004 and 2005, respectively.

(4)
The options become exercisable as to a maximum of 50% on May 30, 2001 and 2002, respectively.

AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (U.S.$)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Options Fiscal Year-End Exercisable/ Unexercisable(1)(2) (U.S.$)

Eugene N. Melnyk	1,620,000	78,570,000	2,340,200 / 426,300	103,364,250 / 11,332,575

Bruce D. Brydon			— / 10,000	— / 112,500

William S. Poole			— / 45,000	— / 2,531,250

Kenneth C. Cancellara	40,000	1,034,331	212,450 / 34,050	8,018,313 / 689,513

Brian H. Crombie			37,500 / 97,500	969,750 / 2,635,650

Rolf K. Reininghaus			256,900 / 24,600	10,069,125 / 498,150

Notes:

(1)
Value of unexercised in-the-money options calculated using the closing price of common shares of the Company, on the NYSE on December 31, 2001 (U.S.$56.25), less the exercise price of in-the-money options.

(2)
All share and option amounts have been adjusted to give effect to the 2 for 1 stock splits completed in December 1999 and October 2000. The options are all for the purchase of common shares of the Company and were granted under the Company's Stock Option Plan, as amended, established in 1993.

Performance Graph

        The following graph compares the yearly percentage change in the cumulative shareholder return on the Company's common shares compared to the cumulative total return of the S&P 500 Composite Stock Index and the S&D/TSX Composite Index for the period which commences on December 31, 1996 and ended on December 31, 2001.

As at December 31,	1996	1997	1998	1999	2000	2001

Biovail Corporation	100.00	152.44	147.56	365.85	606.28	878.04

S&P/TSX Composite Index	100.00	114.98	113.16	149.04	160.08	139.96

S&P 500 Index	100.00	133.36	171.47	207.56	188.66	166.24

Compensation Committee

        The Company does not have a compensation committee. The duties of such a committee are carried out by the Board of Directors. The Board of Directors meets on compensation matters as and when required with respect to executive compensation.

Report on Executive Compensation

        Compensation for executive officers (including the CEO) is composed primarily of three components; namely, base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the below referenced objectives.

        It is the responsibility of the Board of Directors to determine the level of compensation in respect of the Company's senior executives (including the CEO) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of corporate, divisional and personal objectives and the enhancement of shareholder value through increases in the stock price resulting from increases in sales revenue, cost efficient production and enhanced annual cash flow.

        In establishing the levels of base salary, the award of stock options and performance bonuses, the Board of Directors takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

Submitted by the Board of Directors

Plans

        The Company does not have any plan pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year or pursuant to which cash or non-cash compensation is proposed to be paid or distributed to executive officers in a future year, other than the Plan described under the heading "Executive Compensation — Stock Option Plan".

        The Company's Employee Stock Purchase Plan ("EPP") was established in 1997 and approved by the shareholders at the Special Meeting held on January 1, 1996. The purpose of the EPP is to provide a convenient method for full-time employees of the Company to participate in share ownership of the Company or to increase their share ownership in the Company via payroll or contractual deduction. Directors, senior officers or insiders of the Company are not eligible to participate in the EPP. The aggregate number of shares reserved for issuance under the EPP taking into consideration the 2 for 1 stock splits completed in December 1999 and October 2000 shall not exceed 1,200,000 common shares. At the discretion of a committee of the Board of Directors that administers the EPP, the Company may issue shares directly from treasury or purchase shares in the market from time to time to satisfy the obligation under the EPP. A participant may authorize a payroll or contractual deduction up to a maximum of 10% of the base salary or renumeration to be received during any purchase period. The purchase price shall be 90% of the fair value per share of stock on the date on which the eligible period ends.

        As of April 30, 2002, the Company had issued 40,406 shares pursuant to the EPP, of which 6,972 were issued in 2001 and 5,148 in 2002.

Directors' and Officers' Liability Insurance

        The Company maintained insurance during 2001 for the benefit of its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries in the aggregate amount of $25,000,000. The policy governing such insurance is subject to standard exclusions and limitations. During the 2001 fiscal year the amount of the premiums paid in respect of such insurance was $298,000.

        Effective March 26, 2002, the Company increased coverage to an aggregate amount of $75,000,000. It is anticipated that the amount of premiums to be paid in respect of such insurance will be $554,000 for the 2002 fiscal year.

Remuneration of Directors

        Certain directors who are not officers or employees of the Company receive an annual fee of $2,900 and a participation fee of $370 for each meeting of the Board of Directors attended. All directors are reimbursed for expenses incurred in connection with attending Board of Directors meetings. Directors also have been granted stock options pursuant to the terms of the Company's Stock Option Plan. During 2001, 50,000 options were granted to directors of the Company, of which 10,000 were awarded to Named Executive Officers and 40,000 were awarded to unrelated directors.

Indebtedness of Directors, Executive Officers and Senior Officers

        In March 2001, the Company authorized the making of a loan to an executive officer of the Company; the loan shall not bear interest until the first day of March 2004. Thereafter, the loan will bear interest equal to the

Company's rate for borrowing. The loan is due on the earlier of termination of employment or March 31, 2008. The following table contains the particulars of outstanding indebtedness:

TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS
OTHER THAN IN RESPECT OF SECURITIES PURCHASES

Name and Principal Position	Involvement of Issuer or Subsidiary	Largest Amount Outstanding during 2001 (U.S.$)	Amount Outstanding as at April 22, 2002 (U.S.$)	Security for Indebtedness

William S. Poole President, North American Pharmaceuticals	Lender	600,000	600,000	Promissory Note

Executive Securities Purchase Program

        In September 2001, the Company authorized the making of loans to certain of its executive officers, as named in the table set forth below, in order to finance the acquisition of common shares of the Company on the open market. These loans are full recourse and are secured by the common shares and bear interest at a rate that is equal to the Company's rate for borrowings. Interest is payable quarterly in arrears. Each loan is due on the earliest of: (a) September 30, 2003; (b) 30 days following termination or cessation of the executive officer's employment; or (c) when the executive officer disposes of common shares of the Company with a value equal to or greater than that of the loan.

        The following table sets forth details of indebtedness to, or guaranteed or supported by, the Company or any of its subsidiaries, of each director, executive officer, senior officer, proposed nominee for election as a director of the Company and each associate of any such director, officer or proposed nominee, for the fiscal year ended December 31, 2001 in connection with a purchase of securities of the Company.

TABLE OF INDEBTEDNESS
UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM

Name and Principal Position	Involvement of the Company	Largest Amount Outstanding During 2001 (U.S. $)	Amount Outstanding as at April 30, 2002 (U.S. $)	Financially Assisted Securities Purchased during 2001 (#)	Security for Indebtedness

Eugene N. Melnyk Chairman of the Board and Chief Executive Officer	Lender	2,026,574	2,034,433	44,020	44,020 common shares

Kenneth C. Cancellara Senior Vice President, General Counsel and Corporate Secretary	Lender	2,026,574	2,034,433	44,020	44,020 common shares

Brian H. Crombie Senior Vice President and Chief Financial Officer	Lender	2,026,574	2,034,433	44,020	44,020 common shares

Kenneth G. Howling Vice President, Finance	Lender	2,026,574	2,034,433	44,020	44,020 common shares

John R. Miszuk Vice President, Controller and Assistant Secretary	Lender	2,026,574	2,034,433	44,020	44,020 common shares

        The aggregate indebtedness of these Directors, Executive Officers and Senior Officers as at April 30, 2002 is U.S. $10,772,165.

EMPLOYMENT AGREEMENTS

        Eugene N. Melnyk, as Chairman of the Board of the Company, pursuant to a Management Agreement, effective February 1, 1992, receives annual compensation for services in the amount of U.S. $583,592, which amount is subject to 10% annual increases during the term of the Management Agreement, and is reimbursed for business related expenses. The Management Agreement will continue automatically for renewal periods of one year unless terminated by either the Company or Mr. Melnyk upon prior written notice.

        William S. Poole, as President, North American Pharmaceuticals, pursuant to an Employment Agreement made as of January 12, 2001 receives an annual salary of U.S. $400,000, subject to a cost of living adjustment and reimbursement of business expenses. The Employment Agreement has a term of two years, expiring in January 15, 2003 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Poole upon six months' prior notice.

        Kenneth C. Cancellara, as Senior Vice President, General Counsel and Corporate Secretary, pursuant to an Employment Agreement made as of January 10, 1996, receives an annual salary of Cdn $410,436, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in March, 2001 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Cancellara upon 90 days' prior notice.

        Brian H. Crombie, as Senior Vice President and Chief Financial Officer, pursuant to an Employment Agreement made as of March 21, 2001 receives an annual salary of Cdn $353,626, subject to a cost of living adjustment, reimbursement of business expenses and an automobile allowance. The Employment Agreement has a term of five years, expiring in May 1, 2005 and thereafter is terminable by the Company upon six months' written notice and is terminable by Mr. Crombie upon 120 days' prior notice.

        Rolf K. Reininghaus, as Senior Vice President and Director, pursuant to an Employment Agreement made as of February 1, 1992, as amended, receives an annual salary of Cdn $300,014, subject to a cost of living adjustment, a bonus at the discretion of the Board of Directors, reimbursement of business expenses and an automobile allowance. The Employment Agreement is terminable by the Company upon one year's written notice and is terminable by Mr. Reininghaus upon two months' prior written notice.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Practices

        The principles set out below contain a description of the Company's corporate governance practices, as approved by the Board of Directors. The Board of Directors of the Company believes that a clearly defined system of corporate governance is essential to the effective and efficient operation of the Company. The system of corporate governance should reflect the Company's particular circumstances, having always as its ultimate objective the best long-term interests of the Company and the enhancement of value for all shareholders.

Mandate of the Board

        There is no specific written mandate of the Board of Directors of the Company other than the corporate standard of care set out in OBCA, the governing corporate legislation of the Company. The OBCA states that each director and officer of a corporation, in exercising his or her powers and discharging his or her duties, shall act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of the Company assumes responsibility for stewardship of the Company, including:

  (a)
  adoption of a strategic planning process;

  (b)
  the identification of the principal risks of the Company's business and ensuring the implementation of appropriate systems to manage these risks;

  (c)
  succession planning, including appointing, training and monitoring senior management;

  (d)
  a communications policy for the Company; and

  (e)
  the integrity of the Company's internal control and management information systems.

        Although the Board of Directors supervises, directs and oversees the business and affairs of the Company, it delegates the day-to-day management to the Company's executive officers, while reserving the ability to intervene in management decisions and to exercise final judgment on any matter.

        In order to carry out the foregoing responsibilities the Board of Directors meets quarterly and otherwise as required by circumstances.

Composition of the Board

        The Board of Directors of the Company currently consists of seven individuals, three of whom are officers of the Company and, as such, may be considered to be "related" directors. The remaining directors are free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. The Company believes that the number of unrelated directors is adequate to present a point of view independent of management. Each of the nominated directors of the Company, except for Mr. Haddy, has a minority interest in the common shares or other securities of the Company, as set out under the heading "Particulars of Items to be Acted Upon — Election of Directors". Management is of the view that minority shareholders are adequately represented on the Board of Directors.

        The Company and its Board operate in such a way that efficiency is created by the consideration of certain matters directly by the Board instead of by Board committees. The Company believes that the nature of the relationships of the related directors of the Board would not adversely affect their independence or ability to act in the best interests of the Company.

        The members of the Company's audit committee are Paul Haddy, Wilfred Bristow and Roger Rowan, all of whom are unrelated directors. The Company's audit committee is appointed by the Board of Directors annually. The audit committee meets as required with management and the independent auditors to satisfy itself that management and the independent auditors are each properly discharging their responsibilities. The audit committee, among other things, reviews matters related to the quality of audits and financial reporting and maintains practices intended to preserve the independence of the Company's auditors. The independent auditors have the right to request a meeting with the audit committee at any time. The audit committee reviews the financial statements, the independent auditors' report, the annual and quarterly reports to the shareholders, as well as any public disclosure document which contains financial information and reports thereon to the Board of Directors prior to the Board approving such information for public disclosure.

Decisions Requiring Prior Board Approval

        The Board monitors management on a regular basis. Management of the Company is aware of the need to obtain Board approval for significant corporate or business transactions outside of the normal course of business. The annual budget is reviewed regularly by the Board of Directors as a key roadmap to assess performance and progress. Decisions which would affect the budget require prior board approval. This procedure is favoured over the use of formal mandates which may serve to inhibit management initiatives. Less significant activities which can be addressed by management are often reported to the Board of Directors, with whom management has a good working relationship.

Recruitment of New Directors and Performance Enhancing Measures

        There are no formal procedures in place for recruiting new directors or to address other performance enhancing measures. The size of the Board, the nature of the business conducted by the Company and the familiarity of all Board members with the business are such that the directors believe that a less formal approach is adequate.

        The Board reviews annually the adequacy and form of Directors' compensation. The Company believes that current compensation, comprising annual and participation fees and stock options, reflects the responsibilities and risks involved and is appropriate to the Company's particular circumstances.

        To date, due to the size and nature of the Company, the Board has not constituted a committee composed exclusively of outside directors, a majority of whom are unrelated directors, to assess the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors.

Shareholder Feedback and Concerns

        The Company is dedicated to the maintenance of good shareholder relations and attempts to deal with any expressed concerns of shareholders in an effective and timely manner. In particular, the Company takes special efforts to ensure that all legal and stock exchange requirements are addressed in a timely and effective manner. The Company has few concerns or complaints expressed to it by shareholders, but attempts to deal with any concerns or complaints that it does receive effectively, in an informal manner.

Board Expectations of Management

        The Board of Directors expects management to operate the business in accordance with the mandate referred to above and to achieve maximum shareholder value, consistent with public and employee safety and the other objectives referred to above. The results of the management activities are reviewed on a continuous basis by the Board.

Outside Advisors

        The Board has not adopted a system which would enable an individual director to engage an outside adviser at the expense of the Company in appropriate circumstances.

        Given the considerations noted above, the Company's approach to corporate governance differs in certain respects from the guidelines for effective corporate governance of The Toronto Stock Exchange (the "Guidelines"). The Board of Directors believes that the existing corporate governance structure is appropriate in the circumstances and the Company is in the process of examining its own requirements and procedures in order to determine the appropriateness of its current systems and procedures in the context of the Guidelines. The Company's itemized response to the Guidelines is set out in Schedule "B".

APPROVAL OF BOARD OF DIRECTORS

        The undersigned hereby certifies that the contents of this Management Information Circular and the Notice of Meeting, and the sending of each to the Shareholders, directors and auditors of the Company, have been approved by the Board of Directors of the Company.

Dated at Toronto this 14th day of May, 2002

BY ORDER OF THE BOARD OF DIRECTORS

KENNETH C. CANCELLARA, Q.C.
Senior Vice President, General Counsel and Corporate Secretary

        Non-registered shareholders who wish to be placed on the Company's supplemental mailing list for interim reports are also requested to complete, sign and return the enclosed request form to The CIBC Mellon Trust Company.

SCHEDULE "A"

Stock Split Resolution

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
The issued common shares of the Company and the common shares reserved for issuance against options, warrants or other convertible or exchangeable securities outstanding at such time, be divided on the basis of one and one half, two or three common shares for each issued common share (the "Stock Split"), to be implemented as the Board of Directors may determine.

2.
The Board of Directors, in its sole discretion, is authorized to implement one of the division ratios set out in paragraph 1 above, but in no case shall the Stock Split be implemented after the date which is the earlier of 12 months from the passing of this special resolution and the next annual meeting of shareholders of the Company.

3.
Notwithstanding that this special resolution has been duly passed by the shareholders of the Company, the Board of Directors, in its discretion, may choose to not implement the Stock Split.

4.
Any director, officer, or other person duly authorized by the Company, be and is hereby authorized and directed to execute and deliver all such deeds, documents, instruments and assurances and to do all such acts and things as in his or her opinion may be necessary or desirable to give effect to this special resolution, and furthermore, any one director or officer is hereby authorized to file the Articles of Amendment to give effect to this special resolution.

A-1

SCHEDULE B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

TSE Corporate Governance Committee Guideline		Comments
1.	The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.	The Board of Directors is elected annually to represent the interests of all shareholders. The mandate of the Board of Directors is to supervise the business and affairs of the Corporation, and in light of this obligation, the Board assumes responsibility for matters such as those set out below:
As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:
(i)	adoption of a strategic planning process	(i) The adoption of a strategic planning process including the review of long-term corporate objectives and industry positioning. Substantial strategic planning sessions are a regular part of the Board schedule.
(ii)	identification of principal risks and implementation of risk-managing systems	(ii) The regular review of the Corporation's overall business risks and ensuring that appropriate systems are in place to address and manage such risks.
(iii)	succession planning, including appointing, training and monitoring management	(iii) Succession planning for all senior management positions and skills assessments of individuals identified to fill key roles.
(iv)	communications policy
(iv) Review and approval of the contents of all major disclosure documents including the Annual Report, the Annual Information Form, the Management Information Circular and all Prospectuses: and ensuring compliance with the Corporation's continuous disclosure obligations. The Corporation complies with the U.S. Securities and Exchange Commission's Regulation FD and follows fair disclosure practices for the benefit of its shareholders.
(v)	the integrity of internal control and management information systems
(v) The integrity of the Corporation's internal business controls and management information systems, which the Board and the Audit Committee monitor and assess regularly. The Audit Committee meets with the Company's external auditors on a quarterly basis.
2.	Majority of directors should be "unrelated" (free from conflicting interest).
The Board of Directors has considered the relationship of each of its directors to the Corporation and has determined that a majority of the Board of Directors is composed of directors that are unrelated to the Corporation. The Board of Directors, in addition to including a majority of unrelated directors, comprises four directors who do not have interests or relations with the Corporation. The four directors who do not have interests or relations with the Corporation are Messrs. Bristow, Rowan, Vujea and Haddy.

TSE Corporate Governance Committee Guideline		Comments

3.	Disclose for each director whether he or she is related, and how that conclusion was reached.
Messrs. Bristow, Rowan, Vujea and Haddy have no material business relationship with the Corporation, other than their positions as directors, optionees and shareholders, and as a result, the Board of Directors has determined that each of Messrs. Bristow, Rowan, Vujea and Haddy is an unrelated director. The Board of Directors has determined that Mr. Melnyk, as Chief Executive Officer, Mr. Reininghaus and Mr. Brydon, are not unrelated directors because they are members of the Corporation's management.
4.	Appoint a Committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors.
The Board of Directors has not appointed a committee of directors with responsibility for proposing nominees to the Board of Directors or assessing directors' performance of an ongoing basis. The Board of Directors does not believe that such a committee is currently necessary given that the Board of Directors has recently been reconstituted. Additional directors will be proposed from time to time as the Board of Directors considers appropriate.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.
While the Board of Directors has not implemented a formal process for evaluating its performance or the performance of individual directors, the Board informally reviews its role on an ongoing basis. In addition, the directors are encouraged to discuss any issues and to raise specific matters with the Chairman or with each other.
6.	Provide orientation and education programs for new directors.
New directors will be oriented to the business and affairs of the Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues.
7.	Examination of the size of the Board and consideration with a view to determine the impact of the number upon effectiveness.	The Board of Directors believes that its size is appropriate given the size and complexity of the Corporation's business.
8.	Review the adequacy and form of compensation of directors in light of risks and responsibilities.	The Board of Directors has considered the remuneration paid to directors and considers it appropriate in light of the time commitment and risks and responsibilities involved.
9.	Committees should generally be composed of non-management directors, the majority of whom are unrelated.	The Board of Directors has established an Audit Committee which is composed of three unrelated directors.

10.
The Board should assume responsibility for or appoint a Committee responsible for approach to corporate governance issues. This committee would, among other things, be responsible for the response to the TSE Guidelines.
The Board of Directors has not appointed a committee of directors with responsibility for corporate governance issues. The Board of Directors as a whole assumes responsibility for corporate governance issues.
11.	Develop position descriptions for the Board and for the CEO, involving the definition of limits for management's responsibilities.
All of the directors who joined the Board of Directors following the initial public offering have extensive business experience and directorship responsibilities on the boards of other public and private institutions. The Board of Directors has not developed position descriptions for itself or for the Chief Executive Officer because it believes that such individuals' respective responsibilities are well understood.

The Board of Directors require management to obtain the Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets, capital expenditures and executive appointments. The Board of Directors expects management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.
The Board of Directors retains responsibility for any matter which has not been delegated to senior management or to a committee of directors.
	The Board should develop the corporate objectives which the CEO is responsible for meeting.	The Board of Directors approves specific financial and business strategies which the CEO is responsible for meeting.
12.	Establish appropriate procedures to enable the Board to function independently of management.	The Board of Directors includes three directors that are members of the Corporation's management while four directors are not part of the Corporation's management.

An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the "lead director".
Eugene Melnyk, who is the Chief Executive Officer, currently serves as Chairman of the Board of Directors. The Board has elected to comply with this Guideline through adoption of procedures such as regular meetings of the four non-management members of the Board without management present. These sessions are a scheduled part of every Board of Directors meeting. The Board of Directors also has access to information independent of management through the Corporation's external Auditors.

Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.
The Board of Directors is of the view that appropriate structures and procedures are in place to ensure that it can function independently of management, and at the same time, the Corporation receives the benefit of having a chairman of the Board with extensive experience and knowledge of the Corporation's business.
13.	The Audit Committee should be composed only of outside directors.	The Audit Committee is composed of only outside directors.

The roles and responsibilities of the Audit Committee should be specifically defined so as to provide appropriate guidance to Audit Committee members as to their duties. The Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.
The Audit Committee has a well-defined mandate which is prescribed by its Charter. The Charter includes the review and approval of quarterly unaudited and annual audited financial statements with management and the Auditors prior to consideration by the Board of Directors; monitoring the integrity of the Corporation's management information systems and internal control procedures; reviewing the adequacy of the Corporation's processes for identifying and managing risk, including the management of risk with respect to environmental and health and safety matters and ensuring compliance with appropriate regulatory guidelines.
	The Audit Committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.	The Audit Committee has direct communication channels with the Auditors to discuss and review specific issues as appropriate.
14.
Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.
An individual director is entitled to engage an outside advisor at the expense of the Corporation in appropriate circumstances provided that such director has obtained the approval of the Chairman to do so.

QuickLinks

COMMON SHARES AND PRINCIPAL HOLDERS THEREOF
PARTICULARS OF ITEMS TO BE ACTED UPON
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
OPTION GRANTS IN LAST FISCAL YEAR
AGGREGATE OPTIONS EXERCISED IN LAST FISCAL YEAR AND OPTION VALUES
TABLE OF INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN IN RESPECT OF SECURITIES PURCHASES
TABLE OF INDEBTEDNESS UNDER EXECUTIVE SECURITIES PURCHASE PROGRAM
EMPLOYMENT AGREEMENTS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPROVAL OF BOARD OF DIRECTORS
SCHEDULE "A"
SCHEDULE B STATEMENT OF CORPORATE GOVERNANCE PRACTICES